SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 24, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 24, 2012

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

24 August 2012

The Company announces that on 23 August 2012 a conditional award over ordinary shares was granted under the
Smith & Nephew Global Share Plan 2010 to a person discharging managerial responsibility ("PDMR") as detailed in the table below. No consideration is payable for the award.

Equity Award

Name	Director / PDMR	Number of ordinary shares subject to award
Cyrille Petit	PDMR	19,230

Notes:

(i)      The award will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives. In the event that objectives are not met in any of the three years, the portion of ordinary shares due to vest on the following anniversary will lapse.

This announcement is made in accordance with Disclosure & Transparency Rule 3.1.4(1)(a).  The transaction took place in London, UK.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Telephone: +44 (0)20 7401 7646